EXHIBIT 21.1

LIST OF SUBSIDIARIES

OF

TRYHARD HOLDINGS LIMITED

Name	Jurisdiction

TryHard Japan Co., Ltd. (“THJ”)	Japan (wholly-owned subsidiary of issuer)
TryHard Management Co., Ltd.	Japan (wholly-owned subsidiary of THJ)
TryHard Technology Co., Ltd.	Japan (wholly-owned subsidiary of THJ)
Iroha Music Co., Ltd.	Japan (wholly-owned subsidiary of THJ)